FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Commission File Number: 333-100069

NETEASE.COM, INC.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Second Quarter Results dated August 2, 2004	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Ted Sun
Name:	Mr. Ted Sun
Title:	Acting Chief Executive Officer

Date: August 4, 2004

Exhibit 99.1

Press Release

Contact for Media and Investors:

Ms. Olive Wang

NetEase.com, Inc.

IR@service.netease.com

(+8610) 8518-0163 ext. 8243

Mr. Philip Lisio

Ogilvy Public Relations Worldwide

philip.lisio@ogilvy.com

(+8610) 8520-6505

NetEase.com Announces 2004 Second Quarter Results

•	Total net revenues for the quarter increased 5.2% over the previous quarter to RMB206.7 million (US$25.0 million), despite a 37.1% drop in net revenues from wireless value-added and other fee-based premium services

•	Net revenues from online game services for the quarter grew 25.2% over the previous quarter on the strength of the Company’s two self-developed titles, Fantasy Westward Journey Online and Westward Journey Online Version 2.0

•	Net revenues from advertising services for the quarter grew 18.5% over the previous quarter driven by increased demand for advertising space on the NetEase websites

(Beijing – August 2, 2004) – NetEase.com, Inc. (Nasdaq: NTES), one of China’s leading Internet, online game and wireless value-added services providers, today announced financial results for its second quarter ended June 30, 2004.

Financial Results

The Company reported total net revenues of RMB206.7 million (US$25.0 million) for the second quarter, representing a 5.2% increase over total net revenues of RMB196.6 million (US$23.8 million) for the preceding quarter, and a 51.8% increase over total revenues(Note a) of RMB136.2 million for the corresponding period a year ago.

(Note a)	The Company’s “total revenues” as reported in its financial statements for the quarter ended June 30, 2003 (prior to the adoption of FIN46 and consolidation of the VIEs) is equivalent to the Company’s “total net revenues” as reported in its financial statements for the quarters ended March 31 and June 30, 2004 (after the adoption of FIN46 and consolidation of the VIEs prospectively). Both “total revenues” in 2003 and “total net revenues” in 2004 represent gross revenue receivable from final customers net of business tax payable by the VIEs. For details, please refer to Note 3 to the Unaudited Consolidated Statements of Operations included in this press release.

Net revenues from online game services for the quarter grew by 25.2% quarter-over-quarter to RMB131.8 million (US$15.9 million) driven by the continued growth of NetEase’s latest title, Fantasy Westward Journey Online, and the steady performance of Westward Journey Online Version 2.0.

Consistent with the Company’s previous guidance announced on July 7, 2004, net revenues from wireless value-added and other fee-based premium services decreased 37.1% quarter-over-quarter to RMB37.6 million (US$4.5 million). As anticipated, the decline was primarily attributable to a fall in sales of SMS services as a result of intense competition and new Chinese regulations and mobile operator policies that led to a slow down in the rate of growth of new users and a higher turnover rate.

Net revenues from advertising services for the quarter increased 18.5% quarter-over-quarter to RMB37.4 million (US$4.5 million) driven by continued increased demand for advertising space on the NetEase websites.

The Company reported gross profit in the second quarter of RMB164.3 million (US$19.8 million), representing a 52.8% increase over RMB107.5 million for the corresponding period a year ago and a 3.7% increase over RMB158.4 million for the preceding quarter. Gross margins for the Company decreased slightly to 79.5% in the second quarter from 80.6% in the preceding quarter due to the decrease in gross margins from wireless value-added and other fee-based premium services. Gross margins for wireless value-added services in the second quarter of 2004 declined as costs remained stable while revenue declined. In contrast, enhanced economies of scale for online games led to record high gross margins for online games this quarter.

Total operating expenses for the quarter were RMB63.6 million (US$7.7 million), representing a 115.1% increase over RMB29.6 million for the corresponding period a year ago, and a 25.9% increase over RMB50.6 million for the preceding quarter. The increase was largely due to expenses incurred in connection with a new marketing campaign being initiated by the Company which is expected to run until the end of 2004. In the second quarter of 2004, these expenses included production costs for TV commercials, as well as billboard and bus advertisement production and placement costs. The Company anticipates that the costs for this campaign will peak in the third quarter of 2004 when the bulk of the new TV commercials will be aired. Operating expenses also increased as a result of professional fees specifically related to the Company’s registration of its Zero Coupon Convertible Subordinated Notes due July 15, 2023 with the U.S. Securities and Exchange Commission.

The Company reported a net profit of RMB98.3 million (US$11.9 million), equivalent to US$0.38 (basic) or US$0.36 (diluted) per American Depositary Share (“ADS”), compared to a net profit of RMB75.8 million (US$9.2 million), equivalent to US$0.28 diluted net earnings per ADS, for the corresponding period a year ago and a net profit of RMB103.9 million (US$12.6 million), equivalent to US$0.38 diluted net earnings per ADS, for the preceding quarter.

As of June 30, 2004, the Company’s total cash and held-to-maturity investments balances were RMB1.7 billion (US$205.6 million) and RMB 248.7 million (US$ 30.1 million), respectively. The Company generated an operating cash flow of RMB117.6 million (US$14.2 million) for the quarter.

Other Company News

The Company also announced today that it has recently entered into a contractual arrangement with Google Inc. to provide enhanced search services as well as to cooperate in online advertising. The new version of NetEase’s search engine will employ Google’s web page-search function and AdWords cost-per-click search advertising service, which will also be integrated with NetEase’s current Open Directory Project (“ODP”) system.

In addition, the Company announced that it has licensed from a South Korean game developer an online game called Fly for Fun (“FlyFF”). Voted as an award-winning game by South Korea’s Ministry of Culture in June 2004, FlyFF is a 3D game based on a fantasy world which gives players unique flying capabilities. Beta testing for FlyFF is expected to begin within the coming fourth quarter.

Commenting on the second quarter’s results, acting Chief Executive Officer Ted Sun said, “We were pleased that our advertising business performed well again this quarter. As a result of our continuous improvement of content and upcoming marketing opportunities like the 2004 Athens Olympic Games, we believe that existing and new clients continue to see the value of promoting on the NetEase websites. Also, we believe that new initiatives such as our partnership with Google which we expect will significantly improve the competitive capability of NetEase’s search engine, in combination with other activities such as our recent increase in the capacity of our free e-mail services, will attract new users to our websites, thereby adding further value for our advertisers.”

Chief Operating Officer Michael Tong added, “In our online games business, Fantasy Westward Journey Online’s popularity continued to increase, which drove revenue growth in this area. We expect future growth for our online games to come from our two current self-developed titles, the pending commercial launch of FlyFF, and two upcoming in-house developed games planned for release in the first half of 2005. We are excited about FlyFF which deploys a 3D flying system which greatly enhances gaming experience. We believe that these flying functionalities, coupled with the real-time combat style of the game, will greatly appeal to our target audience group, which consists of players between the ages of 15 to 25 in coastal provinces.”

Mr. Tong continued, “While our wireless value-added and other fee-based premium services business suffered setbacks in the second quarter of 2004, we are focused on turning around the business through a variety of strategic initiatives designed to stabilize and enhance revenues. These initiatives include developing higher-end wireless value-added services and integrating NetEase Web products to differentiate NetEase from competitors, more offline marketing efforts including seeking partnerships with offline media, developing sales teams at the provincial level, and further promotion of our advanced second generation, or 2.5G, services, which experienced high growth rates, albeit from a relatively low base, in the second quarter of 2004.”

Denny Lee, NetEase’s Chief Financial Officer added, “We believe that our ongoing innovation in all of our businesses continues to bring benefits to the Company. We remain committed to our focus on continually developing diversified revenue streams to create value for our shareholders.”

** Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of US$1 = RMB8.2766. The percentages stated in this press release are calculated based on RMB.**

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase Web sites which are operated by our affiliate. As of June 30, 2004, we had approximately 232 million accumulated registered accounts, and our average daily page views for the month ended June 30, 2004 exceeded 386 million.

Community products and services which the NetEase Web sites offer include instant messaging, personals, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase Web sites provide 21 channels of content. NetEase sources news content on world events, sports, science and technology, and financial markets as well as entertainment content such as cartoons, games, astrology and jokes from over one hundred international and domestic content providers.

NetEase offers online advertising on its Web sites as well as paid listings on its search engine, web directory and classified ads services, and an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet.

NetEase also offers wireless value-added services such as news and information content sent over short-messaging services, MMS and WAP technologies, and online game services through three massively multi-player online role-playing game titles, Westward Journey Online 2.0, Fantasy Westward Journey and PristonTale 2.0.

*     *     *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will be unable to compete effectively in the wireless value-added services market in China and that its share of that market will continue to decline despite strategic initiatives designed to stabilize and enhance revenue in this area; the risk of further changes in Chinese government regulations and/or the policies of the mobile operators in China that limit future growth of NetEase’s wireless value-added services revenue or causes such revenue to decline; the risk that NetEase may be compelled to expend additional resources to promote its wireless value-added services which could further negatively impact its gross margins from those services; the risk that the current popularity of SMS in China will not continue for whatever reason, including SMS being superseded by other technologies for which NetEase is unable to offer attractive products and services; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games do not become as popular as management anticipates; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that the Internet advertising market in China will not continue to grow and will remain subject to intense competition; the risk that NetEase will not be able to control its expenses in future periods; the impact of the outbreak of severe acute respiratory syndrome, or SARS, in China and risks related to any possible recurrence of SARS or another public health problem in China; the risk that the trading price of NetEase’s American Depositary Shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in NetEase’s existing and potential markets; governmental uncertainties, general competition and price pressures in the marketplace; uncertainty as to future profitability; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission, including its registration statements on Form F-1 and Form F-3, as amended. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2003	June 30, 2004	June 30, 2004
	RMB	RMB (Note 2)	USD (Note 1)
Assets

Current assets:
Cash	1,356,069,544	1,701,262,501	205,550,891
Held-to-maturity investments	332,093,546	248,743,281	30,053,800
Accounts receivable, net	—	78,228,436	9,451,760
Prepayments and other current assets	19,749,369	41,596,185	5,025,757
Due from related parties, net (Note 3)	15,182,589	9,000,000	1,087,403
Deferred tax assets	9,669,543	4,834,771	584,149

Total current assets	1,732,764,591	2,083,665,174	251,753,760

Non-current rental deposit	1,430,544	1,869,070	225,826
Property, equipment and software, net	40,410,264	60,846,415	7,351,620
Deferred assets	12,086,693	8,166,586	986,708

Total assets	1,786,692,092	2,154,547,245	260,317,914

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	10,738,090	19,791,216	2,391,225
Salary and welfare payable	17,405,624	24,537,737	2,964,712
Taxes payable	15,976,342	43,550,206	5,261,847
Deferred revenue	—	101,473,355	12,260,271
Due to related parties, net (Note 3)	21,947,411	—	—
Accrued liabilities	11,698,761	19,930,054	2,408,000

Total current liabilities	77,766,228	209,282,568	25,286,055

Long-term payable:	827,901,449	839,296,497	101,405,952

Total liabilities	905,667,677	1,048,579,065	126,692,007

Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,128,958,189 shares issued and outstanding as of December 31, 2003, and 3,166,679,789 shares issued and outstanding as of June 30, 2004	2,589,756	2,620,946	316,669
Additional paid-in capital	993,254,740	1,015,935,019	122,747,870
Statutory reserve	33,699,834	33,699,834	4,071,700
Deferred compensation	(69,175)	(41,505)	(5,015)
Translation adjustments	210,838	210,838	25,475
Retained profit (Accumulated deficit)	(148,661,578)	53,543,048	6,469,208

Total shareholders’ equity	881,024,415	1,105,968,180	133,625,907

Total liabilities and shareholders’ equity	1,786,692,092	2,154,547,245	260,317,914

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB8.2766 on June 30, 2004 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2:	On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”), which was subsequently amended by a revised interpretation (“FIN 46-R”). According to the requirements of FIN 46 and FIN 46-R, the Company has evaluated its relationship with two previously unconsolidated related companies, Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”) and Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”), as well as Guangzhou Ling Yi Electronic Technology Limited (“Guangzhou Ling Yi”). Guangzhou NetEase, Guangyitong Advertising and Guangzhou Ling Yi are concluded as variable interest entities (“VIE”) of the Company. And the Company is concluded to be the primary beneficiary of these three VIEs. The Company adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 1, 2004 and Guangzhou Ling Yi from May 2004. Adoption of FIN 46 did not significantly affect the Company’s financial statements.

Note 3:	Upon the adoption of FIN 46 and consolidation of Guangzhou NetEase and Guangyitong Advertising, amounts due from/ to these two related parties have been eliminated in the consolidated financial statements of the Company. The major effect of consolidation of these companies on the Company’s consolidated financial statements was the recognition of the VIEs’ accounts receivable, deferred revenue and tax payable and others, and a corresponding elimination of the due to and due from related parties balances. The net effect on shareholders’ equity was nil. The following figures represent the due to and due from related parties balances as of December 31, 2003, and the corresponding balances of accounts receivable, deferred revenue and tax payable and others on the balance sheet of the VIEs as of that date:

December 31, 2003
(Unaudited) RMB
Due from related parties, net	15,182,589
Due to related parties, net	(21,947,411)

Amount due to related parties, net	(6,764,822)

Represented by:
Accounts receivable, net	71,826,810
Deferred revenue	(57,727,133)
Tax payable and others, net	(20,864,499)

Amount due to related parties, net	(6,764,822)

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended
	June 30, 2003	March 31, 2004	June 30, 2004	June 30, 2004
	RMB	RMB (Note 2)	RMB (Note 2)	USD (Note 1)
Revenues:
Online game services	36,233,479	111,389,272	139,458,471	16,849,729
Wireless value-added and other fee-based premium services	79,109,673	62,004,416	38,826,085	4,691,067
Advertising services	20,823,784	34,484,069	40,853,119	4,935,978

Total Revenues	136,166,936	207,877,757	219,137,675	26,476,774

Business taxes (Note 3)	(6,807,862)	(11,304,182)	(12,410,057)	(1,499,414)

Total net revenues	129,359,074	196,573,575	206,727,618	24,977,360

Total cost of revenues	(21,887,103)	(38,205,194)	(42,473,916)	(5,131,807)

Gross profit	107,471,971	158,368,381	164,253,702	19,845,553

Operating expenses:
Selling and marketing expenses	(10,986,398)	(21,226,018)	(29,621,319)	(3,578,924)
General and administrative expenses	(14,473,839)	(22,128,436)	(25,597,031)	(3,092,699)
Research and development expenses	(4,126,390)	(7,202,306)	(8,426,551)	(1,018,117)

Total operating expenses	(29,586,627)	(50,556,760)	(63,644,901)	(7,689,740)

Operating profit	77,885,344	107,811,621	100,608,801	12,155,813

Other income (expenses):
Investment income	—	1,363,507	553,552	66,882
Interest income	1,908,473	3,782,606	4,837,105	584,431
Interest expense	—	(931,171)	(1,034,531)	(124,995)
Other, net	154,828	1,800	551,000	66,573

Profit before tax	79,948,645	112,028,363	105,515,927	12,748,704

Income tax	(4,161,744)	(8,116,327)	(7,223,334)	(872,742)

Net profit	75,786,901	103,912,036	98,292,593	11,875,962

Earnings per share, basic	0.02	0.03	0.03	0.01

Earnings per ADS, basic	2.42	3.32	3.12	0.38

Earnings per share, diluted	0.02	0.03	0.03	0.01

Earnings per ADS, diluted	2.32	3.18	3.01	0.36

Weighted average number of ordinary shares outstanding, basic	3,133,838,801	3,132,850,697	3,154,377,163	3,154,377,163

Weighted average number of ADS outstanding, basic	31,338,388	31,328,507	31,543,772	31,543,772

Weighted average number of ordinary shares outstanding, diluted	3,268,550,744	3,265,989,154	3,262,188,729	3,262,188,729

Weighted average number of ADS outstanding, diluted	32,685,507	32,659,892	32,621,887	32,621,887

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB8.2766 June 30, 2004 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2:	On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”), which was subsequently amended by a revised interpretation (“FIN 46-R”). According to the requirements of FIN 46 and FIN 46-R, the Company has evaluated its relationship with two previously unconsolidated related companies, Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”) and Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”), as well as Guangzhou Ling Yi Electronic Technology Limited (“Guangzhou Ling Yi”). Guangzhou NetEase, Guangyitong Advertising and Guangzhou Ling Yi are concluded as variable interest entities (“VIEs”) of the Company. And the Company is concluded to be the primary beneficiary of these three VIEs. The Company adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 1, 2004 and Guangzhou Ling Yi from May 2004. Adoption of FIN 46 did not significantly affect the Company’s financial statements.

Note 3:	The Company adopted the provisions of FIN 46 and consolidated its VIEs on a prospective basis in the Company’s consolidated financial statements. The VIEs effectively function as pass-through entities used by the Company and its subsidiaries in providing services to the final customers. Under the series of agreements entered with the VIEs, substantially all of the revenue of the VIEs, net of the applicable business tax payable by the VIEs, are passed to the Company and its subsidiaries in form of technology and consulting service revenues. Prior to the consolidation of the VIEs in accordance with FIN 46, revenues in the Company’s financial statements represented revenues received by the Company and its subsidiaries from Guangzhou NetEase and Guangzhou Advertising, net of applicable business tax payable(Note i) by these entities. The business tax presented in the Company’s financial statements represented business tax payable by the Company and its subsidiaries on their technology and consulting service revenues received from Guangzhou NetEase and Guangyitong Advertising. After the consolidation of the VIEs in accordance with FIN 46, revenues in the Company’s financial statements represent revenues generated from the final customers by the VIEs, before deducting any applicable business tax payable by the VIEs which is now presented under a separate line item after revenues. The business tax payable(Note ii) by the Company and its subsidiaries on intra-group revenues from the VIEs is recorded under cost of revenue as it is considered a cost in providing the services by the consolidated group.

Note i:	The business tax payable by Guangzhou NetEase and Guangyitong Advertising, which was netted against revenues in the Company’s financial statements for the quarter ended June 30, 2003 which did not consolidate Guangzhou NetEase and Guangyitong Advertising amounted to Rmb7,474,699, segmentally analyzed as below:

Quarter Ended June 30, 2003
(Unaudited) RMB
Business tax:
Online game services	(2,108,834)
Wireless value-added and other fee-based premium services	(3,431,415)
Advertising services	(1,934,450)

(7,474,699)

Note ii:	In addition, the business tax payable by the Company and its subsidiaries on intra-group revenues from the VIEs for the quarters ended March 31 and June 30, 2004 amounted to Rmb9,751,797 and Rmb9,904,939 respectively, segmentally analyzed as below:

	Quarter Ended
	March 31, 2004	June 30, 2004
	(Unaudited) RMB	(Unaudited) RMB
Business tax:

Online game services	(5,263,143)	(6,589,413)
Wireless value-added and other fee-based premium services	(3,083,225)	(1,619,412)
Advertising services	(1,405,429)	(1,696,114)

	(9,751,797)	(9,904,939)

NETEASE.COM INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	June 30, 2003	March 31, 2004	June 30, 2004	June 30, 2004
	RMB	RMB (Note 2)	RMB (Note 2)	USD (Note 1)
Cash flows from operating activities:
Net profit	75,786,901	103,912,036	98,292,593	11,875,962
Adjustments for:
Depreciation	4,250,299	5,744,954	6,741,197	814,489
Share compensation cost	27,964	13,835	13,835	1,672
Provision for doubtful debts	1,057,604	1,594,981	80,172	9,687
Amortization of issuance cost of convertible bonds	—	1,959,637	1,960,470	236,869
Increase in accounts receivable	—	(7,136,881)	(939,898)	(113,561)
Increase in prepayments and other current assets	(2,458,428)	(4,109,527)	(16,341,206)	(1,974,386)
Decrease in due from/to related parties	5,168,596	—	—	—
(Increase) Decrease in deferred tax assets	(3,887,280)	2,398,047	2,436,725	294,411
Increase (Decrease) in accounts payable and other liabilities	6,738,886	21,765,133	(1,126,442)	(136,100)
Increase (Decrease) in deferred revenue	(8,250)	21,950,272	21,795,950	2,633,442
Increase (Decrease) in salary and welfare payable	(1,879,019)	(2,296,687)	4,654,979	562,427

Net cash provided by operating activities	84,797,273	145,795,800	117,568,375	14,204,912

Cash flows from investing activities
(Increase) Decrease in held-to-maturity investments	—	165,830,133	(82,479,868)	(9,965,429)
Purchase of property, equipment and software	(2,866,891)	(12,078,529)	(18,895,253)	(2,282,973)
Increase in due from related parties	—	—	(9,000,000)	(1,087,403)
(Increase) Decrease in non-current deposit	(166,136)	(541,362)	227,876	27,533

Net cash (used in) provided by investing activities	(3,033,027)	153,210,242	(110,147,245)	(13,308,272)

Cash flows from financing activities:
Proceed from employee exercising stock options	8,542,745	9,422,157	13,289,313	1,605,649
Increase in long-term payable	316,315	30,000	233,877	28,258

Net cash provided by financing activities	8,859,060	9,452,157	13,523,190	1,633,907

Effect of exchange rate changes on cash	—	—	—	—

Net increase in cash	90,623,306	308,458,198	20,944,320	2,530,547

Less: Increase in restricted cash	(4,861)	—	—	—

Cash, beginning of the quarter	638,087,620	1,371,859,983	1,680,318,181	203,020,344

Cash, end of the quarter	728,706,065	1,680,318,181	1,701,262,501	205,550,891

Supplemental disclosures of cash flow information:
Cash paid during the quarter for income taxes	5,006,781	7,610,124	6,202,125	749,357

Supplemental schedule of non-cash investing and financing activities:
Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to senior management personnel and some non-employees of the Company	27,964	13,835	13,835	1,672

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB8.2766 June 30, 2004 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2:	On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”), which was subsequently amended by a revised interpretation (“FIN 46-R”). According to the requirements of FIN 46 and FIN 46-R, the Company has evaluated its relationship with two previously unconsolidated related companies Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”) and Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”), as well as Guangzhou Ling Yi Electronic Technology Limited (“Guangzhou Ling Yi”). Guangzhou NetEase, Guangyitong Advertising and Guangzhou Ling Yi are concluded as variable interest entities (“VIEs”) of the Company. And the Company is concluded to be the primary beneficiary of these three VIEs. The Company adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 1, 2004 and Guangzhou Ling Yi from May 2004. Adoption of FIN 46 did not significantly affect the Company’s financial statements.

NETEASE.COM INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended
	June 30, 2003	March 31, 2004	June 30, 2004	June 30, 2004
	RMB	RMB (Note 2)	RMB (Note 2)	USD (Note 1)
Revenues:
Online game services	36,233,479	111,389,272	139,458,471	16,849,729
Wireless value-added and other fee-based premium services	79,109,673	62,004,416	38,826,085	4,691,067
Advertising services	20,823,784	34,484,069	40,853,119	4,935,978

Total revenues	136,166,936	207,877,757	219,137,675	26,476,774

Business taxes: (Note 3)
Online game services	(1,811,674)	(6,126,410)	(7,670,216)	(926,735)
Wireless value-added and other fee-based premium services	(3,955,484)	(2,246,626)	(1,267,326)	(153,122)
Advertising services	(1,040,704)	(2,931,146)	(3,472,515)	(419,557)

Total business taxes	(6,807,862)	(11,304,182)	(12,410,057)	(1,499,414)

Net revenues:
Online game services	34,421,805	105,262,862	131,788,255	15,922,994
Wireless value-added and other fee-based premium services	75,154,189	59,757,790	37,558,759	4,537,945
Advertising services	19,783,080	31,552,923	37,380,604	4,516,421

Total net revenues	129,359,074	196,573,575	206,727,618	24,977,360

Cost of revenues:
Online game services	(4,012,240)	(15,100,851)	(17,254,129)	(2,084,687)
Wireless value-added and other fee-based premium services	(11,837,810)	(11,593,504)	(11,637,344)	(1,406,054)
Advertising services	(6,037,053)	(11,510,839)	(13,582,443)	(1,641,066)

Total cost of revenues	(21,887,103)	(38,205,194)	(42,473,916)	(5,131,807)

Gross profit:
Online game services	30,409,565	90,162,011	114,534,126	13,838,307
Wireless value-added and other fee-based premium services	63,316,379	48,164,286	25,921,415	3,131,891
Advertising services	13,746,027	20,042,084	23,798,161	2,875,355

Total gross profit	107,471,971	158,368,381	164,253,702	19,845,553

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB8.2766 June 30, 2004 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2:	On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”), which was subsequently amended by a revised interpretation (“FIN 46-R”). According to the requirements of FIN 46 and FIN 46-R, the Company has evaluated its relationship with two previously unconsolidated related companies Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”) and Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”), as well as Guangzhou Ling Yi Electronic Technology Limited. (“Guangzhou Ling Yi”). Guangzhou NetEase, Guangyitong Advertising and Guangzhou Ling Yi are concluded as variable interest entities (“VIEs”) of the Company. And the Company is concluded to be the primary beneficiary of these three VIEs. The Company adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 1, 2004 and Guangzhou Ling Yi from May 2004. Adoption of FIN 46 did not significantly affect the Company’s financial statements.

Note 3:	The Company adopted the provisions of FIN 46 and consolidated its VIEs on a prospective basis in the Company’s consolidated financial statements. The VIEs effectively function as pass-through entities used by the Company and its subsidiaries in providing services to the final customers. Under the series of agreements entered with the VIEs, substantially all of the revenue of the VIEs, net of the applicable business tax payable by the VIEs, are passed to the Company and its subsidiaries in form of technology and consulting service revenues. Prior to the consolidation of the VIEs in accordance with FIN 46, revenues in the Company’s financial statements represented revenues received by the Company and its subsidiaries from Guangzhou NetEase and Guangzhou Advertising, net of applicable business tax payable(Note i) by these entities. The business tax presented in the Company’s financial statements represented business tax payable by the Company and its subsidiaries on their technology and consulting service revenues received from Guangzhou NetEase and Guangyitong Advertising. After the consolidation of the VIEs in accordance with FIN 46, revenues in the Company’s financial statements represent revenues generated from the final customers by the VIEs, before deducting any applicable business tax payable by the VIEs which is now presented under a separate line item after revenues. The business tax payable(Note ii) by the Company and its subsidiaries on intra-group revenues from the VIEs is recorded under cost of revenue as it is considered a cost in providing the services by the consolidated group.

Note i:	The business tax payable by Guangzhou NetEase and Guangyitong Advertising, which was netted against revenues in the Company’s financial statements for the quarter ended June 30, 2003 which did not consolidate the VIEs amounted to Rmb7,474,699, segmentally analyzed as below:

Quarter Ended June 30, 2003
(Unaudited)
RMB
Business tax:

Online game services	(2,108,834)
Wireless value-added and other fee-based premium services	(3,431,415)
Advertising services	(1,934,450)

(7,474,699)

Note ii:	In addition, the business tax payable by the Company and its subsidiaries on intra-group revenues from the VIEs for the quarters ended March 31 and June 30, 2004 amounted to Rmb9,751,797 and Rmb9,904,939 respectively, segmentally analyzed as below:

	Quarter Ended
	March 31, 2004	June 30, 2004
	(Unaudited)	(Unaudited)
	RMB	RMB
Business tax:

Online game services	(5,263,143)	(6,589,413)
Wireless value-added and other fee-based premium services	(3,083,225)	(1,619,412)
Advertising services	(1,405,429)	(1,696,114)

	(9,751,797)	(9,904,939)